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                          PREMIER LASER SYSTEMS, INC.
                SUPPLEMENT DATED NOVEMBER 5, 1996 TO PROSPECTUS
                             DATED OCTOBER 15, 1996

    The Prospectus of Premier Laser Systems, Inc. (the "Company") dated October 15, 1996 is hereby supplemented as follows:

    On November 1, 1996, the Company entered into a letter of intent with Refractive Surgery Services ("RSS") to form a joint venture for the purpose of developing and marketing a software program (the "Program") to be used primarily in the management and marketing of ophthalmic medical practices. Under this arrangement, if completed, the joint venture would be owned 51% by the Company and 49% by RSS. The Company would deliver to RSS common stock having a fair market value of $1.2 million and would commit to provide $1 million in financing to the joint venture. Upon the achievement of specified objectives, the Company would be required to deliver an additional $300,000, either in cash or common stock. RSS would transfer to the joint venture its software, technology, assets and liabilities.

    Completion of this transaction is subject to certain conditions, including, among others, negotiation and execution of definitive agreements, performance of a "due diligence" review by the Company of the RSS technology and operations and final approval of the Boards of Directors of the Company and RSS. No assurance can be given, therefore, that this transaction will be completed or that the joint venture will be able to complete the development of, or successfully market, the Program.

    On November 5, 1996, Mr. Michael Hiebert succeeded James Polentz as the Company's Vice President-Finance and Chief Financial Officer. Prior to joining the Company, Mr. Herbert, age 33, was the controller and director of management information systems and business analysis of Urethane Technologies, Inc., a plastics manufacturer, which position he held from 1994 to 1996. From 1992 to 1994 Mr. Hiebert was Vice President, Finance and Administration of Active Organics, Inc., a cosmetics manufacturer and from 1987 to 1992 he was an accounting manager with the general engineering firm of C. A. Rasmussen, Inc.